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                      SECURITIES AND EXCHANGE COMMISSION


                               Washington, D.C.


                                 Form U-3A-2



STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                             TO BE FILED ANNUALLY


                            MIDWEST BOTTLE GAS CO.
--------------------------------------------------------------------------------
                              (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2 (U-2), its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:


        1. Name, State of organization, location and nature of business of claimant and evey subsidiary thereof.

CLAIMANT:

        Name:                           Midwest Bottle Gas Co.

        State of Organization:          Wisconsin

        Prinicipal Office:              3600 Hwy. 157
                                        La Crosse, WI  54601

        Location & Nature of
        Business:                       Sale of L.P. Gas and Gas Appliances in
                                        and around  La Crosse, Mondovi,
                                        Richland Center, Black River Falls,
                                        Chetek, Prairie du Chien, Owen Mauston,
                                        Shell Lake, Eau Claire, Menomonie, and
                                        Minocqua, WI


                                      1.


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SUBSIDIARIES:

A.      Name:                           Olson's L.P. Gas, Inc.

        State of Organization:          Wisconsin

        Principal Office:               Blair, Wisconsin

        Location & Nature of
        Business:                       Sale of L.P. Gas and Gas Appliances and
                                        fertilizer in and around Blair, WI.


B.      Name:                           Midwest Bottle Gas Company of Minnesota

        State of Organization:          Minnesota

        Principal Office:               107 East Main Street
                                        Caledonia, MN

        Location & Nature of
        Business:                       Sale of L.P. Gas and Gas Appliances in
                                        and around Caledonia, MN.


C.      Name:                           Midwest Natural Gas, Inc.

        State of Organization:          Wisconsin

        Principal Office:               3600 Hwy. 157
                                        La Crosse, WI  54601

        Location & Nature of
        Business:                       This Corporation operates natural gas
                                        distribution facilities in the
                                        following communities in Western
                                        Wisconsin.

                                        Arcadia         East Farmington
                                        Independence    Somerset
                                        Mondovi         Houlton
                                        Whitehall       Roberts
                                        Westby          Burkhart
                                        Viola           Ettrick
                                        LaFarge         Galesville
                                        Coon Valley     Trempealeau
                                        Eleva           New Amsterdam
                                        Strum           Centerville
                                        St. Joseph


                                      2.
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D.      Name:                           Tomah LP Gas Service, Inc.

        State of Organization:          Wisconsin

        Principal Office:               305 Arthur Street
                                        Tomah, WI  54660

        Location & Nature of
        Business:                       Sale of L.P. Gas, fuel oil and
                                        appliances in and around Tomah, WI.


E.      Name:                           Hiawatha Valley Gas Company

        State of Organization:          Minnesota

        Principal Office:               Hwy. 61
                                        Minnesota City, MN  55959

        Location & Nature of
        Business:                       Sale of L.P. Gas and appliances in
                                        and around Winona, MN.


F.      Name:                           Tru-Gas of Florida, Inc.

        State of Organization:          Florida

        Principal Office:               206 E. New Haven Avenue
                                        Melbourne, FL  32901

        Location & Nature of
        Business:                       Sale of L.P. Gas and appliances in and
                                        around Melbourne, Cocoa, Chiefland,
                                        Crystal River, New Smyrna Beach,
                                        Bronson, Old Town, Silver Springs,
                                        Hernando, High Springs, Florida and
                                        Blakely, Georgia. Development of an
                                        adult mobile home park in West
                                        Melbourne, Florida.


G.      Name:                           Dawson Oil Company, LTD.

        State of Organization:          Wisconsin

        Principal Office:               3600 Hwy. 157
                                        La Crosse, WI  54601

        Location & Nature of
        Business:                       Wholesale of L.P. Gas to independent
                                        dealers in Minnesota, Wisconsin, Iowa,
                                        North Dakota, South Dakota and Nebraska.




                                      3.
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H.      Name:                           Midwest LPG Insurance
                                        Specialists, Inc.

        State of Organization:          Wisconsin

        Principal Office:               3600 Hwy. 157
                                        La Crosse, WI  54601

        Location & Nature of
        Business:                       Insurance Agency selling insurance in
                                        Wisconsin, Minnesota, Florida and
                                        Georgia.


I.      Name:                           La Crosse Hangar Co. - 50% Owned
                                        Partnership

        State of Organization:          Wisconsin

        Principal Office:               3600 Hwy. 157
                                        La Crosse, WI  54601

        Location and Nature of
        Business:                       Owner and operator of airport hangar
                                        building.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:


                          Arcadia         East Farmington
                          Independence    Somerset
                          Mondovi         Houlton
                          Whitehall       Roberts
                          Westby          Burkhart
                          Viola           Ettrick
                          LaFarge         Galesville
                          Coon Valley     Trempealeau
                          Eleva           New Amsterdam
                          Strum           Centerville
                          St. Joseph




                                      4.
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Midwest Natural Gas, Inc. purchases natural gas at the communities within the
State of Wisconsin from Oxy USA Inc. and Renaissance Energy Inc. and transported through Northern Natural Gas Company which has a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

        (a)     Number of Mcf. of natural or manufactured gas distributed at retail .................................1,847,300 Deca-Therms

        (b) Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of that State in which each such company is organized.....................None

        (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.....None


        (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line...........None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.........................................None


        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held
                .........................................................None

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial


                                      5.

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                obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company......None


        (d)     Capitalization and earnings of the EWG or foreign utility
                company during the reporting period.........................None


        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s)...........................None



                                      6.
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                                  EXHIBIT A


A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year will be filed by amendment in May 1998. The Claimant and its subsidiary companies fiscal year end is January 31, for this reason the consolidating statement will be filed by amendment.

The above names Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 19th day of February, 1998.

                                        MIDWEST BOTTLE GAS CO.


(Corporate Seal)                        By  James A. Senty
                                          --------------------------------
                                            James A. Senty, President




Attest:


Richard A. Linton, Treasurer
-----------------------------------
Richard A. Linton, Treasurer


Name, title and address of officers to who notices and correspondence concerning this statement should be addressed:



James A. Senty, President
3600 Hwy. 157
P.O. Box 429
La Crosse, WI  54602-0429